Mark Schonberger	Goodwin Procter LLP
212.813.8842	Counselors at Law
MSchonberger@goodwinprocter.com	The New York Times Building
620 Eighth Avenue
New York, NY 10018
T: 212.813.8800
F: 212.355.3333

May 2, 2013

VIA EDGAR

Robert F. Telewicz Jr., Senior Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Acadia Realty Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 1-12002

Dear Mr. Telewicz:

On behalf of our client, Acadia Realty Trust (the “Company” or “Management”), we hereby respond to the comments of the staff of Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission conveyed by letter dated March 28, 2013. Please note that pursuant to a telephone call we had with Mr. Howard Efron, the Company was granted an extension to respond to May 9, 2013. For your convenience, we have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment. Note that all dollar amounts discussed below are in thousands.

Form 10-K For The Fiscal Year Ended December 31, 2012

Item 2. Properties, pages 18 to 24

1. We note that certain properties in your table had occupancy rates below 50% as of December 31, 2012. Please tell us how you applied your impairment testing procedures to these properties.

The Company performs property impairment analyses in accordance with ASC Subtopic 360-10-35. Management reviews and assesses the quantitative and qualitative risks for each of the properties as prescribed therein to determine if indicators of impairment exist. These risks include, among others, an evaluation of significant declines in property net operating income and occupancy rates and their potential impact on the property’s market value. The following are the facts and conclusions as it relates to Management’s analysis of those properties with occupancy rates below 50% as of December 31, 2012:

West 54th Street – This property was 52% vacant as of December 31, 2012. This level of vacancy was the result of tenant rotation in the ordinary course of business and, as such, Management does not believe that the occupancy rate was an indicator of impairment. As of December 31, 2012, projected property cash flows based on a replacement lease that was being negotiated for 91% of the vacant space at a rental rate in excess of that paid by the former tenant indicated to Management that the carrying value of the property was recoverable. This lease was executed subsequent to December 31, 2012.

Lincoln Road – This is a portfolio of three properties acquired by the Company’s Strategic Opportunity Fund III LLC (“Fund III”) during 2011. The portfolio is located on or adjacent to Lincoln Road, a highly-trafficked, pedestrian only retail corridor considered one of the premier shopping areas in south Miami Beach, Florida. The portfolio was approximately 40% vacant at the time of acquisition and contains both retail and office space. Fund III’s plan is to redevelop one of the locations, comprising 18,857 square feet which represents all of the retail vacancy in the portfolio. The retail space at the other two locations is 100% occupied. The remaining vacancy represents 11,465 square feet of second-story office space located above one of the operating retail locations which was vacant at the time of acquisition and to which Management ascribed a minimal value. The current condition and occupancy of the portfolio is consistent with the Company’s original underwriting at the time of acquisition for this investment, including redevelopment plans. Accordingly, Management believes that the occupancy level at these properties is not an indicator of impairment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Same Store Net Operating Income – Core Portfolio, page 38

2. We note your response to comment 7 in your letter to the Staff dated April 4, 2012.

Please expand your discussion of the properties included within the caption “Less properties excluded from Same Store NOI” by addressing your policies related to how you define properties which you expect to sell and those which you deem subject to redevelopment. In your response, please quantify the number of properties and the related reason such properties were removed from Same Store NOI and tell us how you determine that properties previously removed from Same Store NOI should once again be included in the calculation. Finally, discuss the relative impact of occupancy and rent rate changes on your same store performance.

Properties that are excluded from Same Store NOI are consistent with those properties included as discontinued operations in Note 2 to the Consolidated Financial Statements. The Company defines a redevelopment property as an asset that is being repositioned in its market or undergoing significant renovation. Redevelopment activities involve taking a substantial portion of leasable space temporarily out of service and typically include structural work, demising of existing space and/or façade renovation.

There were three properties for which redevelopment activities were ongoing and 15 properties acquired during the fiscal years ended December 31, 2012 (“Fiscal 2012”) and 2011 that were excluded from Same Store NOI. Properties are added back to Same Store NOI during the second full fiscal year following the completion of redevelopment or acquisition.

The initial line in the Same Store Net Operating Income – Core Portfolio table labeled “NOI” represents NOI from continuing operations and does not include NOI from discontinued operations. The Company will clarify this line item to read “NOI from continuing operations” in future periodic filings.

The 3.7% increase in Same Store NOI was primarily attributable to occupancy gains within the Core Portfolio. The Company will also identify material factor(s) impacting same store performance in future periodic filings.

Financial Statements

Consolidated Statements of Income, page F-4

3. We note that approximately 56% of net income for the year ended December 31, 2012 was allocated to non-controlling interests. Please provide us with more detail regarding the manner in which net income is allocated to non-controlling interests. In your response provide us with an analysis detailing the amount of net income allocated to non-controlling interests related to the core portfolio and each fund. In addition, to the extent significant preferences or infrequent distributions are made to non-controlling interests in any given year, please expand your MD&A disclosure to discuss these items.

Note 1 to the Consolidated Financial Statements details the method of distributing cash flows to the Operating Partnership and noncontrolling interests and the respective equity interests of the Operating Partnership in the opportunity funds. The remaining balance of equity interests relates to noncontrolling interests. Net income is allocated as prescribed in the applicable operating agreements and generally is consistent with the distribution of cash flows. The following is the detail of the $50,230 of Consolidated Net Income allocated to noncontrolling interests related to the core portfolio and opportunity funds for Fiscal 2012:

Activity	Noncontrolling Interest Net Income (Loss) Allocation

Core	$597
Fund I	1,848
Fund II	1,824
Fund III	50,546
Fund IV	(4,585)

Total	$50,230

The Company confirms it will provide additional disclosure related to significant preferences or infrequent distributions to noncontrolling interests, to the extent they are material, in its future periodic filings.

Consolidated Statements of Cash Flows, page F-9

4. We note that the cash flows provided by operating activities exceed the distributions made to common shareholders and non-controlling interests for the year ended December 31, 2012. Please tell us, and expand the liquidity section of your MD&A to discuss, the funding sources for these distributions.

As per our discussion with Mr. Efron, we understand that this comment was to point out that distributions made to common shareholders and noncontrolling interests exceeded cash flows provided by operating activities.

Dividends paid to common shareholders of $32,143 were primarily funded from cash flows provided by operating activities of $59,672.

On the other hand, distributions to noncontrolling interests of $161,765 were primarily funded from proceeds from the sale of properties of $419,372 as reflected in cash flows from investing activities. The Company will expand the liquidity section of MD&A to incorporate a discussion related to the funding sources for material distributions to common shareholders and noncontrolling interests in future periodic filings.

Notes to Consolidated Financial Statements

Notes Receivable and Other Real Estate Related Investments, page F-27

5. Explain to us how you have met all of the disclosure requirements of ASC Topic 310-10-50 related to your financing receivables. Specifically, explain to us how you have met the disclosure requirements related to non-accrual or past due loans and impaired loans, disclosures related to the allowance for credit losses related to loans Additionally, explain to us how you have met the requirements to disclosure certain credit quality information or explain to us why these disclosures are not applicable.

In Note 1 to the Consolidated Financial Statements, the Company discloses its policy for when it places notes receivable on non-accrual status, which is at the time Management determines that a full recovery of income and principal becomes doubtful. As further described in this note, income recognition is resumed when the non-accrual loan becomes contractually current and performance is demonstrated to be resumed.

As further described in Note 1, the Company discloses its methodology and those factors considered in the determination of allowance for credit losses related to notes receivable. The Company underwrites its investment in notes receivable based primarily on the underlying collateral and its ability to take control of the collateral in the event of default. Based on this underwriting strategy, the primary consideration in determining allowance for credit losses is an assessment of the value of the underlying collateral. Other factors, including historical losses and existing economic conditions, are not significant factors in this evaluation. As the Company uses the same methodology for evaluating potential impairment for all of its notes receivable, the disclosure of disaggregated balances is not applicable in the reconciliation of the activity in the allowance for credit losses in Note 5. The Company held two non-accrual notes aggregating $5,444 at December 31, 2012 for which a reserve of $3,681 was established. The net carrying value of $1,763 is reflected in Note 5 as “individually less than 3%.” To the extent the Company has material non-accrual note balances, it will disclose the non-accrual status, face amount and net carrying value of such loans in future filings.

As the Company underwrites its investment in notes receivable based primarily on the underlying collateral as discussed above, credit quality of the borrower and disclosure related thereto is not applicable.

* * *

In response to the Staff’s request, the Company has filed a letter on EDGAR containing the specified acknowledgements.

As the Company would like to reflect its responses to the Staff’s comments in its upcoming Form 10-Q filing, I will reach out to Mr. Efron by phone to see if he has any further comments. In the meantime, if you have any questions please call me at (212) 813-8842.

Sincerely,

Mark Schonberger

of GOODWIN PROCTER LLP

cc:	Howard Efron, Staff Accountant
Jonathan Grisham, Acadia Realty Trust
Michael Nelsen, Acadia Realty Trust
Robert Masters, Esq., Acadia Realty Trust